QUAD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	422,105

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued liabilities	28,824
Member's equity	393,281
	$ 422,105

The accompanying notes are an integral part of this financial statement.